

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2024

Sumeet Singh
Executive Vice President and Operations and Chief Operating Officer
Pacific Gas & Electric Company
PG&E Recovery Funding LLC
300 Lakeside Drive
Oakland, California 94612

      Re: Pacific Gas & Electric Company
           PG&E Recovery Funding LLC
           Registration Statement on Form SF-1
           Filed April 15, 2024
           File Nos. 333-278688 and 333-278688-01

Dear Sumeet Singh:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-1

Cover Page

1. We note your footnote stating that interest on the recovery bonds will accrue from [ ], 2024 and that accrued interest must be paid by the purchaser if the bonds are delivered after that date. Please revise your form of prospectus to clarify the meaning of this statement and disclose the material terms of any such obligation on the part of the purchaser to pay interest on the bonds.

2. We note that the recovery bonds will be offered in three tranches. Please revise your cover page and your form of prospectus as necessary to identify the tranche designations being offered. Refer to Item 501(b)(2) of Regulation S-K and Item 1102(b) of Regulation AB.

Prospectus Summary of Terms
Diagram of Transaction and Flow of Funds, page 12

3.   The diagram of the transaction and the chart representing the flow of funds are not readable. Specifically, the diagrams are too small and the text is not clear or legible. Please revise accordingly.

Priority of Payments, page 17

4.   We note your disclosure that PG&E, as initial servicer and administrator, will be entitled to receive reimbursement of out-of-pocket expenses in addition to the annual servicing and administration fees. We are unable to locate additional disclosure throughout the form of prospectus with respect to the expected amount of such out-of-pocket expenses or whether there are any restrictions or limits on such out-of-pocket expenses. Please revise.

Risk Factors
PG&E Corporation and PG&E could be liable as a result of [Various Wildfires], page 31

5.   We note your risk factor stating that PG&E Corporation and PG&E could be liable as a result of various wildfires occurring 2019-2022 or future wildfires, which could impact PG&E's ability to service the recovery property. Please revise your risk factor and, if applicable, your disclosure throughout your prospectus as necessary, to explain why such liability could impact servicing of the recovery property or could otherwise impact bondholders. As an example only, we note your statement that liability for any such wildfire(s) could require PG&E to make restitution payments to victims, but the risk factor does not state how such restitution payments would impact the holders of the recovery bonds. Refer to Item 503 of Regulation S-K.

The issuing entity will issue several tranches, and may issue multiple series, of the recovery bonds, page 45

6.   We note your disclosure that "some matters relating to the recovery bonds may require the vote of the holders of all tranches of the recovery bonds." Your form of prospectus, however, does not appear to include disclosure about which matters may require the vote of the holders of all tranches of the bonds. Please revise.

Security for the Recovery Bonds, page 109

7.   We note that, in addition to the recovery property, the bonds will also be secured by "the collection account for the recovery bonds and all subaccounts of the collection account, and all amounts of cash instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto." Please confirm whether any of the underlying collateral will consistent of securities for purposes of Securities Act Rule 190.

How a Bankruptcy May Affect Your Investment , page 138

8.   Here and elsewhere throughout your form of prospectus, you discuss the risk associated with a potential bankruptcy proceeding of the seller or servicer and you note that the servicer will commingle the fixed recovery charges with other revenues it collects, which might obstruct access to the fixed recovery charges in case of the servicer's bankruptcy and reduce the value of an investment in the recovery bonds. You further note that a bankruptcy filing by PG&E could trigger a bankruptcy filing by the issuing entity with similar negative consequences for bondholders. We note that PG&E Corporation and Pacific Gas and Electric Company's Annual Report for the year ending December 31, 2023, includes disclosure related to PG&E's recent emergence from Chapter 11 and ongoing proceedings and costs related to such bankruptcy proceedings. When discussing the risks to the recovery bonds associated with a potential bankruptcy proceeding, please consider whether such risks should be discussed in context of registrant's recent experience with such proceedings. To the extent material, please also address any recent or ongoing bankruptcy-related proceedings PG&E Corporation and Pacific Gas and Electric Company have.

Affiliations and Certain Relationships and Related Transactions, page 145

9.   Your disclosure refers to certain ordinary course banking relationships maintained by each of the sponsor, the initial servicer and the depositor with certain other transaction parties. To the extent there are other material affiliations, relationships and/or related transactions that are required to be disclosed under Item 1119 of Regulation AB, please revise your disclosure to identify any such affiliations, relationships and/or related transactions. We note your disclosure on page 53, for example, that PG&E worked with the underwriters in preparing legal agreements that provide for the terms and security of the recovery bonds. Refer to Item 1119 of Regulation AB.

Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-2

10.   Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Item 601 of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Hodan Siad at 202-549-7631 or Kayla Roberts at 202-551-3490 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance